NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF
THE STATED SECURITIES

New York Stock Exchange LLC (the "Exchange" or the "NYSE") hereby notifies the Securities and Exchange Commission ("SEC") of its intention to remove the entire class of Common Stock and the entire class of Convertible Junior Preference Stock, Series D (together, the "Securities") of Navistar International Corporation (the "Company") from listing and registration on the Exchange at the opening of business on February 16, 2007, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Securities are no longer suitable for continued listing and trading on the Exchange. The Exchange's action is being taken because the Company is a late filer and was under review by NYSE Regulation as a result of its delay in filing with the SEC its October 31, 2005 Form 10-K and certain of its fiscal 2006 Form 10-Q filings. On December 15, 2006, the Company announced that completion of its 2005 financial statements would extend beyond February 1, 2007. This date is beyond the maximum 12-month period otherwise available to complete the filing as permitted under the NYSE's rules.

Section 802.01E of the NYSE Listed Company Manual grants NYSE discretion to continue listing a company whose annual report is more than twelve months late, if the Exchange determines that the company has a market position (relating to both the nature of its business and its very large publicly-held market capitalization) such that its delisting from the Exchange would be significantly contrary to the national interest and the interests of public investors and also determines, pursuant to certain enumerated criteria that the company remains suitable for continued listing (the "National Interest Exception").

NYSE determined that the Company did not meet the threshold criteria for application of the National Interest Exception. Consequently, NYSE announced on December 15, 2007, that the Company should be suspended and delisted from the Exchange. By letter dated December 18, 2007, the Company formally requested a review of that decision by the Committee for Review (the "Committee") of NYSE Regulation. NYSE Regulation determined on December 19, 2006 that trading in the Company's Securities would continue on the NYSE beyond the originally announced suspension date of Wednesday, December 20, 2006 and through the Committee review process. The Committee heard
the Company's appeal on January 30, 2007.   The basis for the Company's appeal
was that NYSE Regulation staff should have applied the National Interest Exception. The Committee announced its decision on February 6, 2007. In its decision, the Committee affirmed the decision of NYSE Regulation staff to suspend and delist the Company's Securities. Also on February 6, 2007, NYSE Regulation announced that the Securities would be suspended from trading on the NYSE prior to the opening on Wednesday, February 14, 2007. The Company has advised NYSE Regulation that it anticipates its Securities will be quoted on the Pink Sheets Electronic Quotation Service following the suspension.

The Committee decision is attached hereto.

In the Matter of	)	Request for Review Regarding
			)	the Staff Decision to Suspend and
			)	to Delist the Common Stock and the
			)	Convertible Junior Preference Stock,
			)	Series D ("Listed Securities"), of
				Navistar International Corporation
			)	Navistar International Corporation

By letter dated December 15, 2006 to Navistar International Corporation
(the 'Company'), NYSE Regulation Staff notified the Company in writing of its decision to suspend trading in, and to commence procedures to delist, the Company's Listed Securities. NYSE Regulation Staff stated in its letter that the 'decision was reached because the Company is a late filer and was under review by NYSE Regulation in light of the delay in filing with the Securities and Exchange Commission ('SEC') its October 31, 2005 Form 10-K and certain of its fiscal 2006 Form 10-Q
filings.'   On December 15, 2006, the Company announced that completion of its
2005 financial statements would extend beyond February 1, 2007, a fact noted in the NYSE Regulation Staff's letter confirming its decision.

On December 18, 2006, the Company filed with the Secretary of NYSE Group, Inc. a written request for review of the NYSE Regulation Staff decision by a Committee of the Board, in accordance with Section 804.00 of the NYSE Listed Company Manual (the "Manual"). In its request for review, the Company specified that it challenged the Staff's decision on the ground that the Company's "unique circumstances qualify it for continued listing under Rule 802.01E" of the Manual. The Company's request for review included a request for the opportunity to make an oral presentation to the Board Committee.

Prior to the review hearing before the NYSE Regulation Board of Directors Committee for Review (the "Committee"), the Company and NYSE Regulation Staff submitted briefs, witness statements, and other documents in support of their respective positions.

The Committee met on January 30, 2007, the next available review date, to consider the Company's request for review. The Committee consisted of the following individuals who participated and voted: Director Ellyn L. Brown, Director Richard H. Moore, Director Mark A. Sargent, John F.X. Dolan and
A. James Jacoby (Chairman pro tem).   Also participating but not voting on the
matter were: Larry W. Sonsini (Committee Chairman) and William B. Summers, Jr.

Counsel for both parties presented oral argument and the sworn testimony of witnesses. The following witnesses testified on behalf of the Company:
Daniel C. Ustian, the Company's Chairman, President and Chief Executive Officer; William A. Caton, the Company's Executive Vice President and Chief Financial Officer; James H. Keyes, Chairman of the Audit Committee of the Company's Board of Directors; and Timothy P. Flynn, Chairman and Chief Executive Officer, KPMG LLP, the Company's current auditors.
During the review hearing, counsel for the Company distributed to the Committee copies of affidavits from Heather Kos, the Company's Director of Investor Relations, and Terry Endsley, its Treasurer, and a written presentation entitled "NYSE January 2007 Navistar" relating to the Company's view of its significance to the national interest.

NYSE Regulation presented the sworn testimony of the following witnesses:
Richard G. Ketchum, Chief Executive Officer, NYSE Regulation, Inc., Glenn W. Tyranski, Senior Vice President, Financial Compliance, NYSE Regulation, Inc., and Dina Maher, Director, Financial Compliance, NYSE Regulation, Inc.

Following the parties' presentations, the Committee met in Executive Session to deliberate.

The Committee reached the following decision on the basis of the oral argument and witness testimony presented at the January 30 hearing and the briefs and other written materials submitted to the Committee:

The Committee affirms the decision of NYSE Regulation Staff to suspend and to delist the Listed Securities of the Company.

Factual Background

In January 2006, the Company announced that it would not timely file its Form 10-K for the fiscal year ended October 31, 2005 (the "2005 Form 10-K") because it was still in discussion with its outside auditors about several open items. As required by Section 802.01E of the Manual, NYSE Regulation staff monitored the Company and the status of its filing, including through contact with the Company, during the six-month period after NYSE identified the Company as a late filer.

In July 2006, the Company (which changed auditors in April 2006) submitted a formal request for an additional six-month period to continue trading of its securities. NYSE Regulation Staff exercised the discretion provided under
Section 801.02E and determined to grant the Company an additional trading period of up to six months, to February 1, 2007. The Staff's July 21, 2006 letter advising the Company of its decision (Ex. 8 to the Memorandum submitted to the Committee by NYSE Regulation) stated that NYSE would closely monitor the Company's progress with the milestones and timing outlined in the materials the Company had submitted in connection with its request for an additional six-month trading period and that failure to achieve the milestones could result in accelerated trading suspension prior to the end of the six-month trading period.

During the second six-month trading period, NYSE Regulation Staff continued to monitor the Company and the status of its filing, including through conversations and meetings with the Company and review of materials and information the Company provided to it. Among other things, in early December 2006, the Company provided NYSE Regulation Staff with a copy of a presentation it had made to the Securities and Exchange Commission (the "SEC") outlining the reasons why Company management believed the Company should be permitted to remain listed beyond the second, up to six-month, trading period the NYSE already had granted the Company.

NYSE's Consideration of the Company for the "National Interest" Exception

Section 802.01E contains only a single exception to the 12-month period to complete a required filing with the SEC. Specifically, Section 801.02E states:

In certain unique circumstances, a listed company that is delayed in filing its annual report beyond the twelve-month period described above...may have a position in the market (relating to both the nature of its business and its very large publicly-held market capitalization) such that its delisting from the Exchange would be significantly contrary to the national interest and the interests of public investors.

Section 802.01E provides that, where NYSE believes that such a company remains suitable for listing, given the specific criteria listed in Section 802.01E, i.e., including the company's relative financial health, compliance with NYSE's quantitative and qualitative listing standards, and the reasonable expectation that the company will be able to resume timely filings in the future, NYSE may exercise its sole discretion to "determine to allow the listed company to continue listing beyond the twelve-month period."

The Company has asserted that, in communications with the NYSE Regulation Staff, it was informed that the NYSE Regulation Staff could not consider an extension for the Company based on the above-described "national interest" exception "because of the Staff's understanding of the position taken by the SEC." (See, e.g., Exhibit B to the Brief Appendix submitted to the Committee
by the Company)   The record in this matter, however, establishes that NYSE
Regulation Staff did consider the Company's possible qualification for the "national interest" exception and determined that the Company did not meet the threshold criteria for application of the exception. (See, e.g., Ex. 1 to the Memorandum submitted to the Committee by NYSE Regulation at pars. 29-30)

Moreover, at the January 30 hearing before the Committee, the Company was given a full opportunity to present oral argument, witness testimony, and any additional evidence it wished to present regarding whether its circumstances did, in fact, qualify it for continued listing under Section 802.01E. The evidence presented to the Committee by the Company included not only evidence in support of its position that the Company met the threshold criteria of
Section 801.02E (based on the nature of its business and the size of its market capitalization). It also included evidence relating to the Company's continued suitability for listing in light of the specific criteria listed in
Section 802.01E. The Committee fully considered all of the evidence presented to it by the Company and NYSE Regulation in reaching its decision to affirm the decision of NYSE Regulation Staff to suspend trading in, and delist the Listed Securities of the Company.

Conclusion

The factual record supports the specific grounds for the NYSE Regulation Staff's decision. The record further demonstrates that the Staff's decision was made in accordance with the applicable listing rules of the NYSE, including Sections 802.01E and 804.00 of the Manual, and in a manner consistent with the purposes of the securities laws. Based on its consideration of all of the relevant information available to it at the time of its decision, the NYSE Regulation Staff made an appropriate decision to suspend trading in, and delist the securities of, the Company, a decision a majority of the Committee voting on the matter believed should be affirmed in light of the complete record before it, including the evidence presented at the January 30 hearing.

The Committee hereby directs NYSE Regulation Staff to submit an application to the SEC to strike the common stock and convertible junior preference stock, series D, of the Company from listing in accordance with Section 12 of the Securities and Exchange Act of 1934 and the rules promulgated thereunder.




February 6, 2007	By the NYSE Regulation, Inc. Board of Directors'
				Committee for Review